Mail Stop 3-8

      							 March 31, 2005




By Facsimile and U.S. Mail

Mr. G. Louis Graziadio III
Chairman and President
Boss Holdings, Inc.
221 West First Street
Kewanee, Illinois  61443

      Re:    Form 10-K for the year ended December 25, 2004
                File No.  0-23204

Dear Graziadio:

      We have completed a review of the above referenced filings. Our review was limited to your financial statements and management`s discussion and analysis of financial condition and results of operations. The review resulted in the following accounting comments. All page references are keyed to the filings you submitted in electronic form on EDGAR.

FORM 10-K FOR THE YEAR ENDED DECEMBER 25, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources


1. In future filings, please state whether or not you had any material commitments for capital expenditures. Refer to Item 303
(b)(1)(iii) of Regulation S-B.

2. Please tell us and revise your tabular disclosures of contractual obligations in future filings to include the scheduled interest payments on your long-term debt due in future periods. Because disclosures in the table are aimed at increasing the transparency of cash flows, we believe disclosure of the expected interest payment due is material to a reader understanding your future cash requirements. You should disclose any assumptions used to estimate the scheduled interest payments. Refer to Item 303(a)(5) of Regulation S-K.

3. In future filings, please include a separate line item in the table for all purchase obligations as required by Item 303
(a)(5)(ii)(D) of Regulation S-K, or tell us why you do not believe it is appropriate to do so.

4. In a separately captioned section, please disclose any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is now required by Item 303(a)(4) of Regulation S-K. If there are none, please state this in your disclosures.

5. Please tell us and revise your disclosures in future filings to disclose in a footnote the types of expenses and amounts you include in the cost of sales and the operating expenses line items for all periods presented. Please clarify whether you include freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network in the cost of sales line item. If not, please also disclose:

* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others may exclude a portion of them from gross margin, including them instead in other line items.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1.  Nature of Business and Summary of Significant Accounting
Policies

Revenue Recognition, page F-9

6. You disclose that revenues are recognized at the time of shipment.
Please tell us and revise your disclosures in future filings to indicate whether your stated shipping terms are FOB shipping point pursuant to your sales agreements with your customers. Please also tell us and disclose when title passes to the customer and explain to us your return policy. If your sales agreements do not specify when title passes, please explain to us why revenue recognition is appropriate upon shipment rather than upon deliver to and acceptance by the customer. Refer to SAB 104.
7. You disclose on page 8 under Revenue Recognition that you offer several types of incentive arrangements whose costs reduce revenues.
Please tell us and revise your disclosures here in future filings to disclose if pay slotting fees, engage in cooperative advertising, have buy-down programs, or make other payments or provide other promotions to resellers. Please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this arrangement meets the requirements of EITF 01-9.

8. Supplementally please tell us if you receive allowances and credits from vendors in connection with the purchase or promotion of the vendor`s products such as slotting fees, payments under buy-down agreements, co-operative advertising fees, and other consideration.
If so, please tell us the nature and timing of your receipt and recording of these types of credits and disclose in a footnote your accounting policy with respect to these types of transactions. Disclose the statement of operations line item in which each of these types of payments is included. For any amounts netted against expense line items other than cost of sales, also disclose the amounts netted against each expense line item for each period presented. Refer to EITF 02-16.

Inventories, page F-10

9. Please revise your disclosures in future filings to indicate the amounts of major classes of inventory for all periods presented.
If
all of the items are finished goods, please indicate so. Refer to Rule 5-02.6(a) of Regulation S-X.

Note 3.  Long-Term Obligations, pages F-13 to F-14

10. Please tell us and disclose in future filings if you are in compliance with all material covenants on your long-term debt and the repercussions of not meeting them. Please also disclose the existence of any cross-default provisions. Refer to Rule 4-08(c) of
Regulation S-X.

Schedule II - Valuation and Qualifying Accounts, page F-22

11. In future filings, please revise to include all reserves recorded, including the amounts for sales returns and allowances for
each period presented.   See Rules 5-04(c) and 12-09 of Regulation
S-
X.


General

		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

		Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter.
Your
supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-
T.

		If you have any questions regarding our comments, please direct them to Milwood Hobbs at (202) 942-2846 or in his absence, to the undersigned at (202) 942-2823. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 942-1900.

							Sincerely,



							Michael Moran
							Accounting Branch Chief

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Mr. G. Louis Graziadio III
Boss Holdings, Inc.
March 31, 2005
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